SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒                                 Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐                                 Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-10389

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Western Gas Resources, Inc.

1099 18th Street, Suite 1200
Denver, Colorado 80202-1964

(a)                    The Western Gas Resources, Inc. Retirement Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)                   Exhibit

(23) Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Western Gas Resources, Inc. Retirement Plan

/s/ William J. Krysiak	Dated: June 27, 2005
Name:	William J. Krysiak
Executive Vice President and CFO
Western Gas Resources, Inc.

Report of Independent Registered Public Accounting Firm

Participants and Trustees of the
Western Gas Resources, Inc. Retirement Plan
Denver, Colorado

We have audited the accompanying Statements of Net Assets Available for Benefits of Western Gas Resources, Inc. Retirement Plan as of December 31, 2004 and 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Statements of Net Assets Available for Benefits referred to above present fairly, in all material respects, the financial position of Western Gas Resources, Inc. Retirement Plan as of December 31, 2004 and 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Denver, Colorado

April 29, 2005

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

ASSETS

	2004	2003

INVESTMENTS

Participant - directed investments
Investments in mutual funds	$47,047,657	$40,834,556
Investments in company stock	13,211,346	7,063,198
Investments in common/collective trusts	20,887,962	22,883,341
Participant loans	1,657,461	1,563,631

Total investments	82,804,426	72,344,726

RECEIVABLES

Employer’s contribution	3,030,164	2,490,263

Total receivables	3,030,164	2,490,263

NET ASSETS AVAILABLE FOR BENEFITS	$85,834,590	$74,834,989

These financial statements should be read only in connection with the notes to financial statements.

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income
Interest and dividends	$1,578,314
Net appreciation in fair value of investments	5,148,920

Total investment income	6,727,234

Contributions
Participant contributions	3,166,998
Employer contribution	4,993,764
Rollovers	146,496

Total contributions	8,307,258

Total additions to net assets	15,034,492

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,028,556
Administrative expenses	6,335

Total deductions from net assets	4,034,891

Net increase	10,999,601

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	74,834,989

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$85,834,590

These financial statements should be read only in connection with the notes to financial statements.

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Western Gas Resources, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan and Trust Agreement, as amended, for more complete information.  The Summary Plan Description has been made available to all participants in the Plan, and a copy of the Plan agreement is available from the Plan administrator.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is contributory on the part of the employees.

Administration of the Plan

Western Gas Resources, Inc. (the “Company”) is the administrator of the Plan.  The administrator has authority to manage the day-to-day operations and administration of the Plan. Certain administrative expenses incurred by the Plan have been paid for by the Company.

Eligibility

Salaried and hourly employees of the Company are eligible to participate in cash or deferred contributions and Company matching immediately upon commencement of employment. Employees are eligible to participate in the Company’s annual contribution following the later of: 1) the date on which the employee has completed six months of service with the Company, or 2) the date on which the employee has completed 1,000 hours of service with the Company during their first year of service.  Subsequent to an employee’s first year of service, they are eligible to participate in the Company’s matching and annual contributions following the completion of 1,000 hours of service with the Company during the fiscal year.

Contributions

Participants may authorize the administrator to reduce their taxable salary and contribute to the Plan on their behalf.  Total annual contributions may not exceed the lesser of 75% of their base compensation or the maximum dollar amount allowed by the Internal Revenue Service.

Effective January 1, 2001, the employer matching contributions were determined as follows:

Years of Service	Matching Rate

Less than 3	60% of the first 5% of compensation
3 or more but less than 5	80% of the first 5% of compensation
5 or more	100% of the first 5% of compensation

The Company may make additional annual contributions to the Plan, as determined by the Board of Directors of the Company, in amounts not to exceed 25% of the aggregate base compensation of such participants when combined with employer matching contributions.  For the year ended December 31, 2002, the Plan accrued an additional discretionary contribution of 6% on 2002 eligible compensation, which was paid by the Company in 2003.  For the year ended December 31, 2003, the Plan accrued an additional discretionary contribution of 7% on 2003 eligible compensation, which was paid by the Company in 2004.  For the year ended December 31, 2004, the Plan accrued an additional discretionary contribution of 8% on 2004 eligible compensation, which was paid by the Company in 2005.  The Plan currently offers sixteen pooled separate accounts as investment options for Plan participants.

Participant Account

Each participant account is credited with the participant’s contribution, the Company’s matching contributions and an allocation of:  1) the Company’s annual contribution, 2) Plan earnings, and 3) forfeitures of terminated participants’ nonvested amounts.  Allocations are based on participant compensation or account balances, as defined in the Plan.

Vesting

Participants shall, at all times, be 100% vested in their voluntary contributions plus actual related earnings.  Participants shall be vested in and have a nonforfeitable right to their Company contributions in accordance with the following schedule:

Completed Years of Service	Nonforfeitable Percentage

0 but less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

When employees reach normal retirement age or terminate employment due to death or disability, their Company contributions made become fully vested, without regard to the length of their service with the Company.

Effective January 1, 2004, the Plan was amended from a six year vesting schedule to a four year vesting schedule.  Participants who are in the active employment of the Company at any time on or after January 1, 2004, shall be vested in and have a nonforfeitable right to their Company contributions in accordance with the following schedule:

Completed Years of Service	Nonforfeitable Percentage

0 but less than 2	0%
2 but less than 3	33 1/3%
3 but less than 4	66 2/3%
4 or more	100%

Former employees who are not actively employed by the Company on or after January 1, 2004, remain subject to the six year vesting schedule in effect prior to 2004.

Benefit Distributions

Benefits are distributed upon participant termination, death or disability in a lump sum payment, installment payments or combination thereof, or by transfer to another qualified plan, as elected by the participant.

If a participant’s employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions, matching contributions of the Company, Plan forfeitures, and related earnings. Forfeited profit sharing contributions are reallocated to the accounts of the remaining participants.  A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan in one lump sum equal to the full amount received from the Plan at termination.  If such repayment is made, the Company will restore to the participant’s account the amounts previously forfeited. Forfeitures totaled $120,019 and $139,139 at December 31, 2004 and 2003, respectively.  Of these balances, the balance of forfeitures available to offset future employer contributions at December 31, 2004 and 2003 was $50,066 and $35,357, respectively.  During 2004, $103,648 was reallocated to the remaining participants.

Effective January 1, 2003, the Plan was amended to incorporate the provisions of Final Treasury Regulations for minimum distribution rules.  These regulations specified timing and manner of distribution for terminated participants.

Participant Loans

Participants are allowed to borrow against their account balances. The amount of the loan must be a minimum of $1,000 and may not exceed the lesser of $50,000, subject to reduction for other outstanding loans, or 50% of the participant’s account balance. Participants may not have more than two outstanding loans at one time. All loans are collateralized by 50% of the participant’s account balance and bear interest at a rate commensurate with local prevailing rates.

Loan transactions are treated as transfers between the investment and loan funds.  Interest earned is treated as income to the loan fund and a subsequent transfer into the employee’s investment fund.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Payment of Benefits

Benefits are recorded when paid.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value.  Fair value is determined by quoted active market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Loans to participants are valued at cost which approximates fair value.

The Plan invests in a common/collective trust fund (the Fidelity Managed Income Portfolio), which invests mainly in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts (collectively “contracts”).  These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the trustee of the fund.  The investments in the common/collective trust fund in the accompanying financial statements are valued at the Plan’s proportionate interest in the fund as of the financial statement dates.  There are no reserves against contract value for the credit risk of the contract issuer or otherwise.  Interest rates earned on the investment change daily.  The average yields for the years ended December 31, 2004 and 2003 were approximately 4.04% and 4.47%, respectively.  The crediting interest rates as of December 31, 2004 and 2003 were approximately 3.9% and 4.5%, respectively.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, are as follows:

	2004	2003

Fidelity Managed Income Portfolio Fund	$20,887,962	$22,883,341
Western Gas Stock Fund	13,211,346	7,063,199
Fidelity Magellan Fund	11,793,689	11,509,232
Fidelity Growth and Income Portfolio	11,132,799	11,069,893
Fidelity Growth Company	4,672,975	3,967,543
Fidelity Asset Manager	N/A	3,644,850

During 2004, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $5,148,920 as follows:

	Realized Gains	Unrealized Gains	Net 2004

Western Gas Stock Fund	$1,437,244	$291,770	$1,729,014
Mutual Funds	170,904	3,249,002	3,419,906

Total	$1,608,148	$3,540,772	$5,148,920

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination, the participants will become 100% vested.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated August 4, 2003 that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the underlying trust is therefore exempt from federal income tax under Section 501(a) of the Code.  The Plan is required to operate in accordance with the Code to maintain its tax qualification.  The Plan has been amended since receiving its latest determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan currently complies, in form and operation, with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been made in the Plan’s financial statements.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2004 and 2003.

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”).  Fidelity is the trustee as defined by the Plan and therefore, these transactions are party-in-interest transactions under ERISA.  Administration fees are paid by the Company.

NOTE 8 – SUBSEQUENT EVENT

The Plan allows participants to invest in the Company’s common stock.  The fund manager, Fidelity Investments, purchases this stock in open market transactions.  The Company has determined that approximately 467,000 shares of its common stock purchased by the fund manager during the period between August 14, 2001 and August 14, 2002 may not have been properly registered in accordance with the Securities Act of 1933.  As a result of this determination, in April 2004, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission providing for a rescission offer to certain Plan participants.  Total restorative payments of $39,207 were made to participants who elected to rescind their purchases, including interest, in 2005.

NOTE 9 – EMPLOYER CONTRIBUTIONS

The Company had sponsored a life insurance plan through MetLife Inc.  MetLife Inc. converted from a mutual insurance holding company to a stock company.  As a result of the conversion, the Company received $504,424 of demutualization compensation and elected to contribute all proceeds to the Plan during the year ended December 31, 2004.  The contribution was allocated to Plan participants in 2005.  Total employer contributions reported for the year ended December 31, 2004 include $504,424 of proceeds received for demutualization.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WESTERN GAS RESOURCES, INC. RETIREMENT PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*Fidelity Managed Income Portfolio	Mutual Fund-Guaranteed Investment Contracts	$20,887,962	$20,887,962

*Fidelity Asset Manager	Mutual Fund-Stocks and Bonds	3,952,025	4,003,819

*Fidelity Growth and Income Portfolio	Mutual Fund-Stocks	9,935,071	11,132,799

*Fidelity Magellan	Mutual Fund-Stocks	11,125,963	11,793,689

*Fidelity Contrafund	Mutual Fund-Stocks	3,607,012	4,057,181

*Fidelity Growth Company	Mutual Fund-Stocks	4,612,871	4,672,975

*Fidelity Diversified International	Mutual Fund-Stocks	1,943,285	2,443,831

*Fidelity Mid-Cap Stock	Mutual Fund-Stocks	2,738,368	3,004,795

*Western Gas Stock Fund	Common Stock	9,619,865	13,211,346

*Fidelity Freedom Income	Mutual Fund-Stocks	185,647	189,382

*Fidelity Freedom 2000	Mutual Fund-Stocks	199,334	207,653

*Fidelity Freedom 2010	Mutual Fund-Stocks	978,413	1,040,123

*Fidelity Freedom 2020	Mutual Fund-Stocks	1,717,839	1,871,010

*Fidelity Freedom 2030	Mutual Fund-Stocks	594,155	678,857

*Fidelity Freedom 2040	Mutual Fund-Stocks	773,160	988,862

*Fidelity Spartan US Equity Index	Mutual Fund-Stocks	871,744	962,681

*Participant notes	Loans with various maturity dates, with interest rates ranging from 5.5% to 11.0%		1,657,461

Total			$82,804,426

*Represents a party-in-interest

EXHIBITS INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm